EXHIBIT 7.1

RATIO OF EARNINGS TO FIXED CHARGES

     Our consolidated ratios of earnings to fixed charges calculated in accordance with UK GAAP and US GAAP for the year-end twelve month period ended December 31, 2003, 2002, 2001, 2000 and 1999 are as follows:

	Twelve Months Ended December 31,

	2003	2002	2001	2000	1999
UK GAAP	103.5	45.6	42.8	25.2	10.1
US GAAP	78.9	36.7	25.0	15.5	(19.3)

     For the purpose of computing these ratios, earnings consist of the income from continuing ordinary activities before taxation of Group companies and income received from companies owned 50% or less, plus fixed charges (excluding capitalized interest). Fixed charges consist of interest (including capitalized interest) on all indebtedness, amortization of debt discount and expense and that portion of rental expense representative of the interest factor.